Exhibit 99.1

TransAlta Announces Initial Closing of the Brookfield Strategic Financing

CALGARY, May 1, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today announced the closing of the initial tranche of its previously announced $750 million strategic investment by an affiliate of Brookfield Renewable Partners ("Brookfield").

"Having achieved this important milestone, we can now start to realize the benefits of our partnership and financing with Brookfield," said Dawn Farrell, CEO of TransAlta. "We are moving swiftly to put capital to work including advancing our coal-to-gas conversions."

As previously disclosed, Brookfield will invest $750 million in TransAlta through the purchase of exchangeable securities, which are convertible into an equity ownership interest in TransAlta's Alberta hydro assets in the future at a value based on a multiple of the hydro assets' future adjusted EBITDA. In connection with today's initial closing, Brookfield invested $350 million in TransAlta in exchange for unsecured, subordinated debentures; the remaining $400 million will be invested in October 2020 in exchange for a new series of redeemable, retractable first preferred shares, subject to the satisfaction of certain customary conditions precedent. In connection with the transaction, TransAlta shareholders recently elected to its Board of Directors two experienced Brookfield executives, Harry Goldgut and Richard Legault, at its 2019 Annual and Special Shareholders' Meeting.

The investment provides the financial flexibility to drive TransAlta's transition to 100% clean energy by 2025, recognizes the anticipated future value of TransAlta's Alberta hydro assets, and also accelerates the Company's plan to return capital to its shareholders. It also creates a partnership with one of the world's leaders in the renewables industry and is expected to generate value in the near-term, while driving sustainable growth over the long-term for all TransAlta shareholders.

Further Information

Further information is contained in the Company's material change report dated March 26, 2019 and investment agreement dated as of March 22, 2019 previously filed on www.sedar.com and www.sec.gov. Additional details about the strategic investment by Brookfield will be available in the Company's further material change report, to be filed on www.sedar.com and www.sec.gov in due course. Copies of the definitive agreements entered into by TransAlta and Brookfield on the initial closing date will also be filed with the material change report.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at www.transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "should", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "propose", "project", "forecast", "foresee", "potential", "enable", "continue" and similar expressions. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to: statements relating to the strategic investment by and partnership with Brookfield and its affiliated entities; the timing and probability for completing the proposed second tranche of the Brookfield investment; the ability of the investment to enhance the Company's financial position and to execute its strategy; the Company's use of proceeds and strategy, plans and priorities, including as it pertains to reducing debt, growing the renewables business, maintaining, realizing and maximizing the value of the hydro assets, converting coal-fired units to natural gas fired units and returning capital to shareholders; the Company's relationship with Brookfield and other shareholders; the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield; the expected benefits to be realized from the election of Brookfield's nominees to the Board of Directors of the Company; the expected higher cash flow and anticipated adjusted EBITDA to be generated by the Alberta hydro assets following expiry of the power purchase arrangement in 2020 or upon the conversion of the exchangeable securities; the expected benefits of Brookfield being a cornerstone shareholder; and the timing, terms and probability of returning capital to shareholders through share buy-backs. These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings, including by Mangrove Partners; the closing of the second tranche of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated future value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversions and the Company's other strategies; the Company's and Mangrove's strategies and plans; no significant changes in applicable laws, including any tax or regulatory changes in the markets in which we operate; the anticipated structure and framework of an Alberta capacity market in the future; risks associated with the impact of the Brookfield investment on the Company's shareholders, debtholders and credit ratings; assumptions referenced in our 2019 guidance; no material decline in the dividends expected to be received from TransAlta Renewables Inc.; the expected life extension of the coal fleet and anticipated financial results generated on conversion; and assumptions relating to the completion of the strategic partnership with and investment by Brookfield and proposed share buy-backs. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Brookfield's director nominees to be elected at future shareholders' meetings; the failure of the second tranche of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the Brookfield investment; changes in our relationships with Brookfield and its affiliated entities or our other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; the failure of the conditions precedent to the second tranche of the investment to be satisfied; risks associated with the calculation of the hydro assets' EBITDA, including non-financial measures included in that calculation; the anticipated benefits of the joint Brookfield/TransAlta hydro operating committee not materializing; the timing and value of Brookfield's exchange of exchangeable securities and the amount of equity interest in the hydro assets resulting therefrom; changes in general economic conditions including interests rates; operational risks involving our facilities; unexpected increases in cost structure; failure to meet financial expectations; structural subordination of securities; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission ("SEC") on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain financial information contained in this news release, including the calculation of EBITDA pursuant to the Brookfield investment, may not be standard measures defined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. For further information on the calculation of EBITDA in respect of the Brookfield investment and with regard to the exchangeable securities, reference should be made to the material change report and the investment agreement previously filed by the Company, and the further material change report and copies of the definitive agreements to be filed, with the Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/01/c4618.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:00e 01-MAY-19